DOFASCO

Dofasco Inc., P.O. Box 2460, Hamilton, Ontario, Canada L8N 3J5
Telephone (905) 544-3761 Ext. 6905 Fax (905) 548-4249


06011530

February 28, 2006

Exemption No. 82-3226

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAR 08 2006
SECTION
WASH. D.C.
209

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Dear Sirs:

This is to advise you of the following change to the Board of Directors of Dofasco Inc.

On February 21, 2006 Messrs. W.E. Coyne, W.A. Etherington, D.J. Horvath, F.H. Logan, T.C. O'Neill and B.A. Robbins resigned as directors of the corporation.

On February 21, 2006 Messrs. J. Chabanier, C. Cornier, G. Dupouy, B. Le Forestier, P. Matthys and M. Wurth were elected to the board.

Yours very truly,

Urmas Soomet
Corporate Secretary

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